Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Compton announces 2005 year end results

    CALGARY, March 20 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce its financial and operating results for the year and quarter ended December 31, 2005. 2005 was a very successful year for
Compton, the Company completed its planned 390 well drilling program with excellent results.

    2005 HIGHLIGHTS

    -   Reserve additions             62 million boe, 43% increase
    -   Reserve value                 $2.8 billion, 8% DCF
    -   FD&A costs, $/boe
          Excluding future capital    $7.05 proved plus probable
                                      $12.84 proved
          Including future capital    $13.02 proved plus probable
                                      $15.42 proved
    -   Production replacement        360%
    -   Record cash flow              $278 million, $2.11/share F.D.

    Strong Reserve Growth

    Total proved plus probable reserves rose 43% from the prior year to 207 million boe and were valued at $2.8 billion, 8% DCF. Total proved reserves at year end were 126 million boe, an increase of 30% from 2004. Proved producing reserves comprise 74% of total proved reserves. Total proved reserves account for 61% of the proved plus probable reserves. On a proved basis, the Company replaced 360% of its 2005 production and extended its reserve life index from
9 to 12 years.

    Record Revenue and Cash Flow

    Revenue in 2005 reached record levels of $558 million, up 42% from 2004, due to a combination of increased production volumes and higher realized prices. Cash flow increased 57% to $278 million, also benefiting from increased production and prices. Production for the year averaged 29,424 boe/d, a 9.5% increase from the prior year.
    Operating earnings, excluding non-operational amounts, was $94 million for the year, up 100% over 2004 operating earnings of $47 million. Net earnings in 2005 increased $18 million, or 28%, from 2004 and were reduced by non-recurring after tax costs of $14.4 million relating to the repurchase of
U.S.$158.25 million of the Company's 9.90% Senior Notes.

    Drilling Results

    Compton drilled 392 gross (334 net) wells in 2005 with a 96% success rate, compared with 186 gross (146 net) wells drilled in 2004. Of the 392 wells drilled in 2005, 80% were classified as development wells and 20% were classified as exploratory wells, compared to 77% and 23% respectively in 2004.
The higher percentage of development wells in the current year reflects the increasing maturity of the Company's oil and gas plays.

    <<
    FINANCIAL SUMMARY

    -------------------------------------------------------------------------
                         Three Months Ended Dec. 31     Year Ended Dec. 31
    ($000's, except                            %                         %
    per share amounts)       2005      2004  Change    2005      2004  Change
    -------------------------------------------------------------------------

    Gross revenue          $184,428  $101,189   82%  $557,879  $391,659   42%

    Cash flow (1)          $ 89,640  $ 41,729  115%  $278,112  $177,131   57%
    Per share - basic      $   0.71  $   0.36   97%  $   2.21  $   1.51   46%
              - diluted    $   0.67  $   0.33  103%  $   2.11  $   1.43   48%

    Net earnings           $ 38,106  $ 16,377  133%  $ 81,326  $ 63,633   28%
    Per share - basic      $   0.30  $   0.14  114%  $   0.65  $   0.54   20%
              - diluted    $   0.28  $   0.13  115%  $   0.62  $   0.51   22%

    Operating earnings     $ 33,413  $  6,359  425%  $ 93,664  $ 46,885  100%

    Capital expenditures                             $513,536  $316,401   62%
    Corporate debt, net                              $601,121  $417,212   44%
    Shareholders' equity                             $596,336  $424,078   41%

    Weighted averages
     shares (000s)
              - basic                                 125,627   117,244    7%
              - diluted                               131,667   124,033    6%
    -------------------------------------------------------------------------
    (1)  The term "cash flow" should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the
         Company's financial performance. Compton's determination of cash flow may not be comparable to that reported by other companies. The other items required to arrive at cash flow from operating activities are considered to be corporate charges.

    OPERATING SUMMARY

    -------------------------------------------------------------------------
                         Three Months Ended Dec. 31     Year Ended Dec. 31
                                               %                         %
    (6:1 boe conversion)     2005      2004  Change    2005      2004  Change
    -------------------------------------------------------------------------

    Average daily production
      Natural gas (MMcf/d)      133       127    5%       131       123    7%
      Liquids (light oil
       & ngl's) (bbls/d)      8,879     6,963   28%     7,646     6,330   21%
      Total oil equivalent
       (boe/d)               31,042    28,204   10%    29,424    26,876    9%

    Average realized prices
      Natural gas ($/Mcf)    $11.20    $ 6.29   78%    $ 8.42    $ 6.46   30%
      Liquids ($/bbl)        $57.99    $42.88   35%    $56.04    $43.21   30%
      Total oil equivalent
       ($/boe)               $64.58    $39.00   66%    $51.95    $39.82   30%

    Field operating netback
     ($/boe)                 $41.62    $22.15   88%    $32.36    $23.79   36%
    Cash flow netback
     ($/boe)                 $20.92    $16.85   24%    $26.66    $18.53   44%

    Undeveloped land
      Gross acres                                     971,317 1,019,854   -5%
      Net acres                                       738,954   729,429    1%
      Average working interest                            76%       72%    6%

    Reserves (Mboe)
      Proved oil equivalent                           125,960    96,805   30%
      Proved plus probable oil equivalent             206,671   144,777   43%

    Reserve life index (years)
      Total proved                                         12        10   20%
    -------------------------------------------------------------------------

    2005 OPERATIONS REVIEW

    The Company had a successful drilling program in 2005, with progress made on all five resource plays. Compton was one of the top 10 most active operators in Canada throughout the year, drilling 392 wells with a 96% success rate. The Company completed its planned drilling program, resulting in
62 million boe of reserve adds, despite flooding and abnormally high levels of rain throughout the summer in Southern Alberta. In 2006, Compton plans to drill 480 wells, continuing to focus on maximizing production and reserve growth in all core areas.

    Southern Alberta

    Southern Alberta remains the primary focus of Compton's activities. The
Company holds 804,007 (699,751 net) acres of land in the South, which are prospective for multiple zones including Basal Quartz at Hooker, thrusted
Belly River at Callum, Wabamun/Crossfield, Plains Belly River, and
Edmonton/CBM. In 2005, Compton drilled 195 (183 net) wells in Southern Alberta with a 99% success rate. The Company anticipates spending $361 million and drilling 277 wells in the area in 2006.

    Hooker Basal Quartz

    During the past year, Compton continued the development of its Lower
Cretaceous Basal Quartz resource play at Hooker. The play covers an extensive area of 260,270 (195,200 net) acres. In 2005, the Company drilled 27 wells, extending the productive limits and optimizing reserve recovery in the heart of the pool.
    In 2005, Compton designed and completed several advanced core and log analysis studies to gain a better understanding of the petrophysical characteristics of the play. As a result of this work, the Company now estimates that the Hooker pool contains at least 1.5 Tcf of gas-in-place.
Compton is currently conducting further engineering and geological studies to confirm its expectations that the gas-in-place may be greater than initially determined. It has also become evident that the edges of the Hooker pool are not yet clearly identified and as such, Compton has designed its 2006 drilling program to infill and extend the productive limits of the pool.
    The Hooker play is currently drilled on one to two wells per section, however, engineering models and geological studies indicate that at least three wells per section will be required to maximize reserve recovery from this low permeability gas pool. Compton has made an application to the EUB to conduct a pilot drilling program on two sections in the pool to evaluate the effectiveness of reduced spacing.

    Plains Belly River and Horseshoe Canyon Coalbed Methane

    In 2005, the Company drilled 170 Belly River wells in the Centron,
Gladys, and Brant areas, with all wells encountering multiple pay sections and uphole producible Edmonton/Horseshoe Canyon Coals. The Belly River drilling program continues to exceed expectations.
    Compton further refined its Belly River seismic and geological models during the year. The use of the Company's extensive 3D and 2D seismic database was critical to identifying the best producible sands. The models were tested and confirmed through drilling.
    Compton currently has approval to drill two wells per section on seven townships of land. The Alberta Energy and Utilities Board recently announced a phased modification to spacing for the Belly River in Southern Alberta that is intended to see the standard spacing change from one well per section to four wells per section. This initiative would effectively double the number of
Belly River drilling locations in the Company's inventory. In anticipation of reduced spacing approval, Compton initiated three 3D seismic programs to assist in the identification of downspace locations. Drilling in select areas on reduced spacing is expected to start during the third quarter of 2006. This will allow Compton to dramatically ramp up its Belly River/Edmonton drilling program, commencing in 2007.
    Compton will also define the optimum development of the vertical section of Belly River and Edmonton Horseshoe Canyon zones. The Company plans to drill
250 wells in 2006 that will have the potential to be completed in both zones.
In addition, Compton has drilled over 400 wells through the Edmonton Horseshoe
Canyon formation into the Belly River sands and the Company is planning to re-
complete 70 of these wells in the Edmonton in 2006.
    Compton holds 664,175 (597,760 net) acres of land in Southern Alberta that is prospective for dry Edmonton Horseshoe Canyon coalbed methane and the underlying Plains Belly River sands. During 2005, Compton drilled and cored four CBM pilots across its Southern Alberta acreage to gather the necessary geological evidence to better quantify its CBM resource potential. Each pilot consisted of four to six wells, for a total of 19 wells drilled. In-line flow testing on the initial pilots commenced in the first quarter of 2006 and two additional pilots are in various stages of well licensing.
    The pilots assessed the potential of 483,560 (435,200 net) acres of the
Company's lands in the South. Compton worked closely with Netherland, Sewell &
Associates, Inc., ("Netherland Sewell") independent reserve evaluators, throughout the pilot programs to quantify the resource potential associated with the Horseshoe Canyon coals. Netherland Sewell has determined the original unrisked gas-in-place in the Horseshoe Canyon coals to be 3.05 Tcf and Compton estimates the net original unrisked gas-in-place on the Company's acreage to be 2.7 Tcf. This gas-in-place number is restricted to the coals only, with no interbedded Edmonton sands, silts, or shales included. Additionally, the pilot evaluations excluded any potential gas that may be present in the overlying
Scollard Formation.
    As confirmed by well logs, the remaining 177,780 (160,000 net) acres of
Compton's acreage contain Edmonton sands, silts, and Horseshoe Canyon coals, and will require further core confirmation of the gas content. In 2006,
Compton will evaluate and quantify the potential of the Edmonton sands and silts across the Company's acreage in 2006.
    The Company has production from the Edmonton Horseshoe Canyon coals at
Centron, Gladys, Brant, and Ghost Pine. Currently Belly River production extends across Compton's Southern Alberta lands.

    Callum Thrusted Belly River

    The Callum property consists of a series of low permeability, overpressured, thrusted Upper Cretaceous Belly River sands in the foothills of
Southern Alberta. Subsequent to year end, the Company acquired its partner's working interest in the play and now holds a 100% interest in 70,400 acres of land.
    In the second quarter of 2005, the Company drilled a 100% working interest natural gas well at Callum. Specialized core analysis techniques were used to assist in identifying more prospective intervals and to optimize completion fluids and frac design parameters. The lowermost sand in the stacked Belly River sequence was completed in this well and Compton plans to monitor and analyze this single zone performance before completing prospective uphole zones. The well was placed on continuous production in December 2005.
The first two weeks of initial production averaged approximately 1,525 boe per day from a single sand and the well is continuing to produce approximately 300 boe per day as at the end of February 2006. This well has significantly improved the Company's geological, geophysical, and engineering models of the play. The resultant advances in the understanding of this complex reservoir are a major step forward in the development of the Callum play.
    The play is technically complex and the key to successfully developing the Callum prospect rests with rock characterization and completion optimization. In the eight Compton wells drilled to date, various completion techniques have been evaluated. All wells have produced gas and initial production ranged from 300 Mcfe/d to 8 MMcfe/d.
    A second well was drilled in December 2005, encountering multiple sands.
The well has since been cased and Compton is currently testing. The second well will be completed using methods pioneered by Compton on its previous well. In 2006, 10 wells are planned at Callum.
    Based on Compton's initial detailed geological, geophysical, and engineering analysis of seismic, cores, well logs, test and production data,
Callum appears to exhibit many similarities to the deep unconventional gas pools of the Rocky Mountain region of the United States, specifically in the
Greater Green River Basin in Wyoming.

    Central Alberta

    Central Alberta provides Compton with excellent exploration and development drilling opportunities using analogous techniques gained through its years of experience in Southern Alberta unconventional gas development.
Compton has an average 55% working interest in 541,643 (297,475 net) acres of land. In 2005, the Company drilled 73 (38 net) wells with a 97% success rate and plans to drill 90 wells in the area in 2006.

    Niton

    The Niton area, where the majority of Compton's Central Alberta acreage lies, is characterized by multi-zone, deep basin targets analogous to the
Hooker pool in Southern Alberta. The Company has an interest in 137,390
(103,040 net) acres of land in the play targeting the Gething and Rock Creek formations. In 2005, 33 wells were drilled and results have continued to exceed expectations.
    As a result of the Company's successful drilling program at Niton, the
Compton owned McLeod River gas plant will be operating at maximum capacity of
20 MMcf/d in the first half of 2006. The Company is currently evaluating plant expansion alternatives, as well as the option of routing a portion of its production to adjacent non-operated plants, in which the Company holds minor working interests.

    Peace River Arch

    The Peace River Arch area, located north of Grande Prairie, contains multi-zone exploration and development opportunities. This area includes both light oil production at Cecil/Worsley and natural gas exploration at Howard and Pouce Coupe. The Company averages a 61% working interest in 199,040
(121,634 net) acres of land in the area. In 2005, Compton drilled 124 (114 net) wells in the Arch with an 89% success rate and plans to drill 106 wells in 2006.

    Cecil/Worsley

    Compton's 2005 drilling program at Worsley was extremely successful, significantly increasing the reserve value and production from the area. The
Company drilled 80 Charlie Lake oil wells, more than twice the original number budgeted, which resulted in pool boundary extensions in all directions.
    Approval for a pool wide waterflood on the Charlie Lake H and J pool at
Worsley was received in February 2005 and a total of eight wells have been converted to injectors thus far. The waterflood is projected to increase the ultimate recovery factor for the pool to 25% from 15% on primary depletion.
The Company will continue its program at Worsley in 2006 and anticipates drilling 90 wells in the upcoming year.
    At Cecil, 23 100% working interest and 9 non-operated 40% working interest horizontal Charlie Lake oil wells were drilled in 2005. All wells encountered excellent pay zones and have been systematically brought on production throughout 2005 and into the first quarter of 2006. Compton is undertaking geological and engineering work to evaluate additional waterflood potential in the Cecil area. The Company plans to drill 17 wells in 2006 and to focus on optimizing production from its previously drilled horizontal wells.

    Reserves

    In 2005, Compton added 62 million boe to its proved reserves through drilling successes, acquisitions, and extensions. Total proved plus probable reserves increased 43% from the prior year to 207 MMboe.
    Compton's total proved reserve base consists of 73% natural gas and 27%
liquids. Proved producing reserves comprise 74% of total proved reserves, while total proved reserves account for 61% of the proved plus probable reserves. The Company has a 12 year reserve life index on a proved basis.
Netherland, Sewell Associates, Inc. independently evaluated 100% of Compton's reserves.

    Summary of Estimated Reserve Volumes - Forecast Prices and Costs(1)

    -------------------------------------------------------------------------
                                Crude Oil      Natural Gas         NGL's
                              Gross     Net   Gross     Net   Gross      Net
    As at December 31, 2005   (Mbbl)  (Mbbl)   (Bcf)   (Bcf)  (Mbbl)   (Mbbl)
    -------------------------------------------------------------------------

    Proved
      Developed producing     13,537  12,533     424     344   7,837   5,591
      Developed non-producing  3,131   2,888      44      35     828     568
      Undeveloped              5,019   4,304      84      70   1,731   1,283
    -------------------------------------------------------------------------
    Total proved              21,688  19,725     553     450  10,396   7,441
    Probable                   6,805   5,762     401     338   6,232   4,629
    -------------------------------------------------------------------------
    Total proved
     plus probable            28,493  25,488     954     788  16,628  12,070
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    2004 total proved
     plus probable            20,267  17,687     650     528  13,577   9,776
    -------------------------------------------------------------------------

    ---------------------------------------------------------
                                  Sulphur         Total
                              Gross     Net   Gross     Net
    As at December 31, 2005    (Mlt)   (Mlt)  (Mboe)  (Mboe)
    ---------------------------------------------------------

    Proved
      Developed producing      1,603   1,426  93,637  76,937
      Developed non-producing     52      41  11,400   9,394
      Undeveloped                118      98  20,923  17,366
    ---------------------------------------------------------
    Total proved               1,773   1,565 125,960 103,697
    Probable                     772     656  80,712  67,334
    ---------------------------------------------------------
    Total proved
     plus probable             2,545   2,221 206,672 171,031
    ---------------------------------------------------------

    ---------------------------------------------------------
    2004 total proved
     plus probable             2,540   2,236 144,777 117,672
    ---------------------------------------------------------
    (1) Number may not add due to rounding.

    Net Present Value of Reserves, Forecast Prices and Costs

    -------------------------------------------------------------------------
                                   Future net revenue before income taxes(1)
                                             discounted at a rate of
                                   ------------------------------------------
    ($000s)                                0%            8%           10%
    -------------------------------------------------------------------------

    Proved
      Producing                           $2,809        $1,502        $1,367
      Non-producing                          407           231           209
      Undeveloped                            674           278           235
    -------------------------------------------------------------------------
    Total proved                           3,890         2,012         1,811
    Probable                               2,308           830           681
    -------------------------------------------------------------------------
    Total proved plus probable            $6,199        $2,842        $2,493
    -------------------------------------------------------------------------
    (1) Pricing assumptions are the average of four major Canadian oil and gas evaluation firms. Numbers may not add due to rounding.

    Reserve Reconciliation (net after royalties) - Forecast Prices and Costs

    -------------------------------------------------------------------------
                       Crude Oil, NGLs, and Sulphur        Natural Gas
    -------------------------------------------------------------------------
                                            Net                        Net
                                           Proved                     Proved
                           Net     Net      Plus      Net     Net      Plus
                         Proved  Probable Probable  Proved  Probable Probable
                         (Mbbl)   (Mbbl)   (Mbbl)   (MMcf)   (MMcf)   (MMcf)
    -------------------------------------------------------------------------

    December 31, 2004    18,719   10,980   29,699  359,029  168,808  527,837
    Extensions            1,972    2,633    4,605   33,694  118,596  152,290
    Improved recovery     3,816    2,050    5,866   10,555   83,259   93,814
    Technical revisions   4,862   (4,882)     (20)  61,554  (45,976)  15,568
    Discoveries             669       87      756   16,310   12,362   28,672
    Acquisitions            722      179      901    5,564      670    6,234
    Dispositions             (2)       -       (2)     (56)       -      (56)
    Production           (2,027)       -   (2,027) (36,850)       -  (36,850)
    -------------------------------------------------------------------------
    December 31, 2005    28,731   11,047   39,778  449,790  337,719  787,509
    -------------------------------------------------------------------------

    Capital Expenditures

    -------------------------------------------------------------------------
    Years ended December 31,             2005           2004           2003
    -------------------------------------------------------------------------
                                  ($000s)    %   ($000s)    %   ($000s)    %
    -------------------------------------------------------------------------

    Drilling and completions     $318,502   62  $175,003   57  $126,308   57
    Land and seismic               55,469   11    38,326   12    37,128   17
    Facilities                    109,729   21    68,861   23    46,068   21
    Acquisitions, net              28,575    6    22,825    8    11,224    5
    -------------------------------------------------------------------------
    Sub-total                     512,275  100   305,015  100   220,728  100
    MPP                             1,261         11,386         64,755
    -------------------------------------------------------------------------
    Total capital expenditures   $513,536       $316,401       $285,483
    -------------------------------------------------------------------------

    In 2005, Compton significantly increased its drilling program over that of previous years with the express objective of realizing on its unbooked resource potential. The Company drilled 334 net wells (392 gross) in 2005 as compared to 146 net wells (186 gross) in 2004. The number of net wells drilled in 2005 increased 129% over the number of net wells drilled in 2004.
Reflecting this growth in activity, total 2005 capital expenditures, excluding
MPP related expenditures, increased $207 million, or 68%, from $305 million in
2004 to $512 million in 2005.
    As would be expected with the increased well count, 70% of the increase in capital expenditures relates to drilling and completion costs which increased $143 million from $175 million in 2004 to $319 million in 2005. On a per well basis, drilling and completion costs actually decreased 21% to an average of $0.95 million per net well in 2005 from an average of $1.2 million per net well in 2004. The decrease in the average cost per well reflects the
Company's drilling focus during 2005. The Company's 2005 drill program included an additional 80 wells targeting Charlie Lake oil at Cecil and
Worsley and an additional 110 wells targeting shallower Belly River gas in
Southern Alberta as compared to 2004. These wells, and particularly the Belly
River wells, are lower cost as compared to the deeper targets that comprise a greater percentage of the 2004 drill count.
    Facility expenditures, which included processing facilities, gathering systems, compression and well equipment, comprised 21% of total capital expenditures and increased in relation to the Company's increased level of activity.
    Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry, raising the demand and costs of land, drilling rigs, completion services, and supplies. During 2005, Compton experienced cost increases ranging as high as 20% for certain services over
2004 levels. In addition to the increased level of activity in 2005, capital expenditures for the year reflect this overall increase in the cost of goods and services.

    Finding & Development Costs

    Finding, development, and acquisition ("FD&A") costs associated with the
2005 exploration and development program, including revisions and changes in future capital, were $15.42/boe on a proved basis and $13.02/boe on a proved plus probable basis. Excluding acquisitions, finding and development ("F&D")
costs were $15.48/boe proved and $13.05/boe proved plus probable.
    It should be noted that the aggregate of the exploration and development costs incurred in 2005 and the change during the year in estimated future development costs, generally will not reflect total F&D costs related to reserves additions for the year.

    -------------------------------------------------------------------------
    FD&A costs ($/boe)                  2005    2004    2003   3 Year Average
    -------------------------------------------------------------------------

    Excluding future capital
      Proved                           $12.84  $13.87  $18.71      $14.09
      Proved plus probable             $ 7.05  $ 8.51  $ 8.95      $ 7.80

    Including future capital
      Proved                           $15.42  $14.91  $20.91      $16.26
      Proved plus probable             $13.02  $13.19  $14.11      $13.35
    -------------------------------------------------------------------------

    Undeveloped Land

    In 2005, Compton continued to expand its land base to maintain a dominant land position in its core areas. The Company's total net land inventory increased 6% in 2005, with acquisitions occurring primarily in the Company's
Southern and Central Alberta core areas, while net undeveloped land increased
1% from the prior year. The Company has an average 76% working interest in its undeveloped land base, reflecting Compton's strategy to establish high ownership levels and control of operations.

    Summary of Land Holdings

    -------------------------------------------------------------------------
                                 Undeveloped Acres          Total Acres
    Area                         Gross        Net        Gross        Net
    -------------------------------------------------------------------------

    Southern Alberta             464,730     409,678     804,007     699,751
    Central Alberta              273,614     186,069     541,643     297,475
    Peace River Arch             108,560      75,772     199,040     121,634
    Northern Alberta              60,578      32,629      76,418      39,758
    Other                         63,835      34,806      88,874      37,174
    -------------------------------------------------------------------------
    December 31, 2005 total      971,317     738,954   1,709,982   1,195,792
    -------------------------------------------------------------------------

    December 31, 2004 total    1,019,854     729,429   1,670,048   1,122,860
    -------------------------------------------------------------------------

    FINANCIAL REVIEW

    Cash Flow and Net Earnings
    -------------------------------------------------------------------------
    Years ended December 31,                      2005      2004      2003
    -------------------------------------------------------------------------

    Cash flow from operations(1) ($000s)        $278,112  $177,131  $154,893
    Per share: basic                            $   2.21  $   1.51  $   1.33
               diluted                          $   2.11  $   1.43  $   1.27
    Net earnings ($000s)                        $ 81,326  $ 63,633  $118,880
    Per share: basic                            $   0.65  $   0.54  $   1.02
               diluted                          $   0.62  $   0.51  $   0.97
    -------------------------------------------------------------------------
    (1) Cash flow from operations represents net earnings before depletion and depreciation, future income taxes, and other non-cash expenses.

    Cash flow from operations in 2005 reached a new high as a result of strong commodity prices and increasing production levels.
    Net earnings in 2005 increased $18 million, or 28%, from 2004 and were reduced by non-recurring one-time costs of $14.4 million ($20.8 million before taxes) relating to the repurchase of U.S.$158.25 million of 9.90% Senior
Notes. See discussion on Tender Costs.

    The following table reconciles cash flow from operating activities to cash flow from operations.

    -------------------------------------------------------------------------
    Years ended December 31, ($000s)              2005      2004      2003
    -------------------------------------------------------------------------

    Cash flow from operating activities,
     as reported                                $286,553  $164,537  $156,211
    Changes in non-cash operating working
     capital items                                (8,441)   12,594    (1,318)
    -------------------------------------------------------------------------
    Cash flow from operations                   $278,112  $177,131  $154,893
    -------------------------------------------------------------------------

    Operating Earnings

    Operating earnings is a non-GAAP measure that adjusts net earnings by non-
operating items that Management believes reduce the comparability of the
Company's underlying financial performance between periods. The following reconciliation of operating earnings has been prepared to provide investors with information that is more comparable between years.

    Summary of Operating Earnings

    -------------------------------------------------------------------------
    Years ended December 31,
     ($000s, except per share amounts)            2005      2004      2003
    -------------------------------------------------------------------------

    Net earnings, as reported                   $ 81,326  $ 63,633  $118,880
    Non-operational items, after tax
      Unrealized foreign exchange (gain)          (6,339)  (11,821)  (37,761)
      Unrealized risk management loss              6,345     1,338         -
      Stock-based compensation                     3,682     2,094       451
      Tender costs on repurchase of 9.90% notes   14,414         -         -
      Future tax recovery due to
       tax rate reductions                        (5,764)   (8,359)  (37,130)
    -------------------------------------------------------------------------
    Operating earnings                          $ 93,664  $ 46,885  $ 44,440
    Per share: basic                            $   0.75  $   0.40  $   0.38
               diluted                          $   0.71  $   0.38  $   0.36
    -------------------------------------------------------------------------

    The same factors that drove the increase in cash flow from operations -
strong commodity prices and higher production volumes - resulted in 2005 operating earnings almost doubling the prior year level.

    Operating Summary

    -------------------------------------------------------------------------
    Years ended December 31,                      2005      2004      2003
    -------------------------------------------------------------------------

    Average production
      Natural gas (MMcf/d)                           131       123       118
      Liquids (bbls/d)                             7,646     6,330     5,924
    -------------------------------------------------------------------------
      Total (boe/d)                               29,424    26,876    25,552

    Benchmark prices
      NYMEX (U.S.$/mmbtu)                       $   8.55  $   6.09  $   5.60
      AECO ($/Mcf)                              $   8.04  $   6.44  $   6.35
      WTI (U.S.$/bbl)                           $  56.56  $  41.40  $  31.04
      Edmonton par ($/bbl)                      $  68.72  $  52.37  $  43.14

    Realized prices
      Natural gas ($/Mcf)                       $   8.42  $   6.46  $   6.27
      Liquids ($/bbl)                              56.04     43.21     35.59
    -------------------------------------------------------------------------
      Total ($/boe)                             $  51.95  $  39.82  $  37.16
    -------------------------------------------------------------------------

    Revenue ($000s)
      Natural gas                               $401,468  $291,565  $269,622
      Liquids                                    156,411   100,094    76,943
    -------------------------------------------------------------------------
      Total                                     $557,879  $391,659  $346,565
    -------------------------------------------------------------------------

    Revenue in 2005 increased from the comparable period due to a combination of increased production volumes and higher realized prices.

    Summary of Revenue Increases from Production and Pricing

    -------------------------------------------------------------------------
    ($000s)                                   Natural Gas  Liquids    Total
                                                Revenue    Revenue   Revenue
    -------------------------------------------------------------------------

    Reported 2004 revenue                       $291,565  $100,094  $391,659
    Increase in production volumes                21,659    26,579    48,238
    Increase in prices                            88,244    29,738   117,982
    -------------------------------------------------------------------------
    Reported 2005 revenue                       $401,468  $156,411  $557,879
    -------------------------------------------------------------------------

    Production volumes in 2005 increased 9% from 2004 as a result of the
Company's 2005 drilling program. Production growth in Southern Alberta, which accounts for 60% of Compton's total volumes, was hampered by abnormally wet weather conditions during the summer months. Well completions, pipeline constructions, and tie-ins scheduled for the second and third quarters were delayed by field conditions, partially offsetting Compton's aggressive efforts to increase annual production volumes.

    Royalties

    -------------------------------------------------------------------------
    Years ended December 31,
     ($000s, except where noted)                  2005      2004      2003
    -------------------------------------------------------------------------

    Crown royalties                             $106,253  $ 75,859  $ 68,360
    Other royalties                               26,890    17,939    14,706
    -------------------------------------------------------------------------
    Total royalties                              133,143    93,798    83,066
    Alberta royalty tax credit                      (426)     (382)     (500)
    -------------------------------------------------------------------------
    Net royalties                               $132,717  $ 93,416   $82,566

    Percentage of revenues                          23.8%     23.9%     23.8%
    -------------------------------------------------------------------------

    The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. In 2005, the increase in the rate associated with increased prices is offset by increased oil production and an increase in the number of lower productivity gas wells, both which attract lower royalty rates.

    Operating expense

    -------------------------------------------------------------------------
    Years ended December 31,                      2005      2004      2003
    -------------------------------------------------------------------------

    Operating expenses ($000s)                  $ 66,802  $ 55,655  $ 49,916
    Operating expenses per boe ($/boe)          $   6.22  $   5.66  $   5.35
    -------------------------------------------------------------------------

    Operating costs per boe increased year over year due to an overall rise in industry costs and the additional lifting costs associated with increased oil production. High commodity prices in 2005 accelerated activity throughout the oil and gas industry, increasing the demand for and cost of goods and services. Particular increases of note include salaries for additional field staff and contract operators, rising electricity prices in the latter half of
2005, salt water disposal, and emulsion processing.

    Transportation

    -------------------------------------------------------------------------
    Years ended December 31,                      2005      2004      2003
    -------------------------------------------------------------------------

    Transportation costs ($000s)                $ 10,858  $  8,595  $  8,447
    Transportation costs per boe ($/boe)        $   1.01  $   0.87  $   0.91
    -------------------------------------------------------------------------

    Higher transportation costs in 2005 result from a combination of trucking costs associated with increased crude oil production and surcharges associated with rising fuel costs.

    General & Administrative Expense

    -------------------------------------------------------------------------
    Years ended December 31,
     ($000s, except where noted)                  2005      2004      2003
    -------------------------------------------------------------------------

    General and administrative expenses         $ 31,451  $ 24,663  $ 20,355
    Capitalized general and
     administrative expenses                      (3,647)   (2,683)   (3,321)
    Operator recoveries                           (6,581)   (6,765)   (4,828)
    -------------------------------------------------------------------------
    Total general and administrative expenses   $ 21,223  $ 15,215  $ 12,206

    General and administrative per boe ($/boe)  $   1.98  $   1.55  $   1.31
    -------------------------------------------------------------------------

     As budgeted, general and administrative costs increased 39% in the last year. The major component in this year over year increase, contributing 32%, was additional employee costs associated with increased personnel levels and a general increase in salaries necessary to attract and retain qualified personnel in a very competitive industry. Other increases occurred from the current regulatory environment including Sarbanes Oxley compliance and the resulting increase in legal, audit, and reserve evaluation costs.

    Interest Expense

    -------------------------------------------------------------------------
    Years ended December 31, ($000s)              2005      2004      2003
    -------------------------------------------------------------------------

    Interest on bank debt, net                  $ 11,520  $  9,662  $  6,611
    Interest on Senior Notes                      20,912    21,281    21,711
    -------------------------------------------------------------------------
    Interest expense                              32,432    30,943    28,322
    Finance charges                                2,519     2,790     2,273
    -------------------------------------------------------------------------
    Total interest and finance charges          $ 34,951  $ 33,733  $ 30,595
    -------------------------------------------------------------------------

    Interest costs in 2005 increased from the prior period due to higher debt levels, precipitated by capital expenditures exceeding cash flow throughout
2005. Interest costs have also been affected by rising interest rates. The impact on interest expense of issuing U.S.$300 million of 7 5/8% Senior Notes late in the year was minimal.

    Tender Costs

    -------------------------------------------------------------------------
    Years ended December 31, ($000s)                                  2005
    -------------------------------------------------------------------------

    Premium payment                                                 $  7,814
    Consent solicitation fee                                           5,883
    Pro-forma reduction of deferred financing
     charges on repayment of 9.90% Senior Notes                        7,053
    -------------------------------------------------------------------------
    Total tender costs                                              $ 20,750
    -------------------------------------------------------------------------

    In November 2005, the Company and a wholly owned subsidiary of the
Company completed a tender offer and consent solicitation to purchase
Compton's 9.90% Senior Notes due in 2009. Holders of U.S.$158.25 million
(approximately 96%) of the outstanding 9.90% Notes tendered the notes and delivered consents to amend the Indenture. The premium payment for notes tendered was 104.195% plus accrued and unpaid interest, and the note holders that delivered consents received 103% for a total consideration of 107.195%.
    The unamortized portion of deferred debt financing charges related to the tendered portion of the 9.90% Senior Notes of $7.1 million was also charged to tender costs.

    Netbacks

    -------------------------------------------------------------------------
    Years ended December 31, ($/boe)              2005      2004      2003
    -------------------------------------------------------------------------

    Realized price                                $51.95    $39.82    $37.16
    Royalties, net                                (12.36)    (9.50)    (8.85)
    Operating expenses                             (6.22)    (5.66)    (5.35)
    Transportation                                 (1.01)    (0.87)    (0.91)
    -------------------------------------------------------------------------
    Field operating netback                       $32.36    $23.79    $22.05
    -------------------------------------------------------------------------

    General and administrative                     (1.98)    (1.55)    (1.31)
    Interest                                       (3.25)    (3.43)    (3.28)
    Current taxes                                  (0.47)    (0.28)    (0.35)
    -------------------------------------------------------------------------
    Cash flow netback                             $26.66    $18.53    $17.11
    -------------------------------------------------------------------------

    Depletion and Depreciation

    -------------------------------------------------------------------------
    Years ended December 31,                      2005      2004      2003
    -------------------------------------------------------------------------

    Total depletion and depreciation ($000s)    $105,504  $82,554   $ 61,749
    Depletion and depreciation per boe ($/boe)  $   9.82  $  8.39   $   6.62
    -------------------------------------------------------------------------

    The Company's 2005 provision for depletion and depreciation increased
$23 million or 28% over 2004. Approximately one third of this increase was due to the increase in 2005 production over that of 2004 with the balance being the result of an overall increase in the depletion and depreciation rate as determined on a boe basis. The depletion and depreciation rate on a boe basis reflects increased costs relating to exploration and development activities as discussed in capital expenditures.

    Foreign Exchange

    The foreign exchange gain recognized on the consolidated statements of earnings results primarily from the translation of the Company's U.S. dollar denominated Senior Notes into Canadian dollars. The Senior Notes are translated and recorded in the financial statements at the year end exchange rate, with any differences from prior measurements recorded as unrealized foreign exchange gain or loss.
    The Canadian/U.S. exchange rate increased to one Canadian Dollar being equal to U.S.$0.8577 on December 31, 2005 from one Canadian Dollar being equal to U.S.$0.8308 at December 31, 2004, resulting in the Company recording a
$7 million foreign exchange gain in 2005.
    On November 22, 2005, pursuant to a tender offer, the Company repurchased
U.S.$158.25 million of the 9.90% Senior Notes issued in 2002. As a result of the repurchase, the Company crystallized $62.2 million of the accumulated unrealized foreign exchange gains that had been previously recognized with the strengthening of the Canadian dollar subsequent to the note issuance.

    Liquidity and Capital Resources

    -------------------------------------------------------------------------
    As at December 31,
     ($000s, except where noted)                  2005      2004      2003
    -------------------------------------------------------------------------

    Working capital(1)                          $ 62,431  $    603  $(21,843)
    Bank debt                                    177,900   220,000   164,500
    Senior term notes                            357,640   198,594   213,246
    -------------------------------------------------------------------------
    Total indebtedness                          $597,971  $419,197  $355,903

    Capital stock                               $226,444  $135,526  $131,577
    Contributed surplus                            9,173     3,840       760
    Retained earnings                            360,719   284,712   224,569
    -------------------------------------------------------------------------
    Shareholders' equity                        $596,336  $424,078  $356,906

    Debt to cash flow from operations(2)(3)         1.93      2.36      2.44
    Debt to book capitalization(2)                    47%       50%       51%
    Debt to market capitalization(2)                  20%       25%       35%
    -------------------------------------------------------------------------
    (1) Working capital excludes unrealized risk management items.
    (2) Debt includes current and long term portion and excludes unrealized risk management items.
    (3) Based on trailing 12 month cash flow from operations.

    Working capital at December 31, 2005 decreased from the prior year due to the Company's extremely active fourth quarter and the resulting increase in trade payables. At year end, Compton had drawn $178 million on its available
$289 million syndicated credit facility.
    In November 2005, a wholly owned subsidiary of the Company issued
U.S.$300 million of 7 5/8% Senior Notes due in 2013. The proceeds were used to repay a portion of the Company's debt under its senior secured credit facilities and to fund the purchase of a portion of the 9.90% Senior Notes due in 2009, by a wholly owned subsidiary of the Company. At December 31, 2005,
U.S.$6.75 million of the 9.90% Notes remain outstanding but can be called, at a premium, anytime after May 15, 2006. The purchase of the 9.90% Notes eliminated the restrictive covenants of the Indenture agreement and have provided the Company with greater financial flexibility.
    The principal amount of the Senior Notes remains fixed at
U.S. $300 million. The value of the notes shown on the consolidated balance sheets varies in response to movement in the Canadian/U.S. dollar exchange rate. Standards & Poor's Rating Services ("S&P") and Moody's Corporation
("Moody's") have rated the U.S. $300 million 7 5/8% Senior Notes as B stable and B2 stable respectively, as at December 31, 2005.
    The Company expects internally generated operating cash flow together with other available financing options, including debt financing, readily accessible equity markets, and potential minor non-core property dispositions, will fund its planned 2006 capital program while maintaining fiscal responsibility.

    Guidance For 2006

    Compton's 2006 budget was prepared in December 2005, and reflected commodity price forecasts at that time. With the recent decline in natural gas prices, the Company has reassessed its budget in relation to current prices.
Current lower prices will reduce cash flow by $80 million from that originally projected if sustained over the remainder of the year. At this juncture, the
Company has not revised its drilling and capital programs.
    In 2006, Compton will continue to focus on the development of its five natural gas resource plays and conventional crude oil property to maximize reserve recognition and production growth.

    Summary of 2006 Guidance
    -------------------------------------------------------------------------
                                                           2006 Budget Range
    -------------------------------------------------------------------------

    Capital expenditures ($millions)                             $575
    Gross wells                                                   480
    Average production
       Natural gas (mmcf/d)                                   155 to 160
       Liquids (bbls/d)                                    11,000 to 11,300
    -------------------------------------------------------------------------
      Total (boe/d)                                        37,000 to 38,000
    Cash flow from operations ($millions)                    $375 to $390
    -------------------------------------------------------------------------

    The Company's revised 2006 projected cash flow from operations projection is based upon the following pricing assumptions:

    -------------------------------------------------------------------------
                                            Benchmark            Realized
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Natural gas                         AECO Cdn $7.90/GJ      Cdn $8.15/mcf
    Crude oil ($/bbl)                   WTI U.S. $62.00         Cdn $65.00
    -------------------------------------------------------------------------

     The average Canadian/U.S. exchange rate is budgeted at
$0.85 U.S. (equal sign) $1.00 Cdn.

    Cash Flow Sensitivities for 2006
    -------------------------------------------------------------------------
    ($millions)
    -------------------------------------------------------------------------

    Change of Cdn $0.10/mcf in the benchmark AECO natural gas price     $4.5
    Change of U.S. $1.00/barrel in the benchmark WTI oil price          $3.0
    -------------------------------------------------------------------------

    In the event of significant decreases in commodity prices, increases in exploration costs, or an overall economic downturn, the Company's capital expenditure program can be readily modified.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Balance Sheets
    (thousands of dollars)
    -------------------------------------------------------------------------
                                                   December 31,  December 31,
                                                          2005          2004
                                                  -------------  ------------
                                                    (unaudited)
    Assets

    Current
      Cash                                         $     8,954   $    10,068
      Accounts receivable and other                    132,484       115,113
      Unrealized risk management gain (Note
       16a (i))                                              -         1,985
                                                  -------------  ------------

                                                       141,438       127,166

    Property and equipment (Note 4)                  1,587,371     1,178,550
    Goodwill (Note 2)                                    7,914         7,914
    Deferred financing charges and other (Note 8)       13,156         9,729
    Deferred risk management loss (Note 16a (ii))        5,610         7,252
                                                  -------------  ------------

                                                   $ 1,755,489   $ 1,330,611
                                                  -------------  ------------
                                                  -------------  ------------
    Liabilities

    Current
      Bank debt (Note 5)                           $         -   $   220,000
      Accounts payable                                 203,869       125,483
      Unrealized risk management loss (Note
       16a (i))                                          3,150             -
      Income taxes payable                                   -           301
                                                  -------------  ------------

                                                       207,019       345,784

    Bank debt (Note 5)                                 177,900             -
    Senior term notes (Note 6)                         357,640       198,594
    Asset retirement obligations (Note 10)              20,770        18,006
    Unrealized risk management loss (Note
     16a (iii))                                         14,809        11,416
    Future income taxes (Note 15b)                     312,117       261,196
    Non-controlling interest (Note 3)                   68,898        71,537
                                                  -------------  ------------

                                                     1,159,153       906,533
                                                  -------------  ------------

    Shareholders' equity

    Capital stock (Note 11b)                           226,444       135,526
    Contributed surplus (Note 12a)                       9,173         3,840
    Retained earnings                                  360,719       284,712
                                                  -------------  ------------

                                                       596,336       424,078
                                                  -------------  ------------

                                                   $ 1,755,489   $ 1,330,611
                                                  -------------  ------------
                                                  -------------  ------------

    Commitments and contingent liabilities (Note 18)

      See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Earnings
    (unaudited) (thousands of dollars, except per share data)
    -------------------------------------------------------------------------
                                    Three months ended        Years ended
                                        December 31,          December 31,
                                 ---------------------- ---------------------
                                      2005       2004       2005       2004
                                 ----------- ---------- ---------- ----------
    Revenue
      Oil and natural gas
       revenues                   $ 184,428  $ 101,189  $ 557,879  $ 391,659
      Royalties                     (43,524)   (25,487)  (132,717)   (93,416)
                                 ----------- ---------- ---------- ----------
                                    140,904     75,702    425,162    298,243
                                 ----------- ---------- ---------- ----------
    Expenses
      Operating                      18,929     15,691     66,802     55,655
      Transportation                  3,118      2,536     10,858      8,595
      General and administrative      6,864      4,880     21,223     15,215
      Interest and finance charges
       (Note 7)                      10,741      8,808     34,951     33,733
      Tender costs (Note 8)          20,750          -     20,750          -
      Depletion and depreciation     31,005     24,308    105,504     82,554
      Foreign exchange gain
       (Note 9)                        (347)    (9,959)    (7,353)   (14,631)
      Accretion of asset retirement
       obligations (Note 10)            559        409      1,975      1,670
      Stock-based compensation
       (Note 12a)                     1,649        711      5,903      3,410
      Risk management (gain) loss
       (Note 16a (iv))              (16,808)    (1,779)    19,302      8,808
                                 ----------- ---------- ---------- ----------
                                     76,460     45,605    279,915    195,009
                                 ----------- ---------- ---------- ----------
    Earnings before taxes
     and non-controlling
     interest                        64,444     30,097    145,247    103,234
                                 ----------- ---------- ---------- ----------
    Income taxes  (Note 15a)
      Current                         3,597         71      5,071      2,751
      Future                         21,261     11,637     52,317     33,432
                                 ----------- ---------- ---------- ----------
                                     24,858     11,708     57,388     36,183
                                 ----------- ---------- ---------- ----------
    Earnings before non-
     controlling interest            39,586     18,389     87,859     67,051
    Non-controlling interest
     (Note 3)                         1,480      2,012      6,533      3,418
                                 ----------- ---------- ---------- ----------

    Net earnings                  $  38,106  $  16,377  $  81,326  $  63,633
                                 ----------- ---------- ---------- ----------
                                 ----------- ---------- ---------- ----------

    Net earnings per share
     (Note 13)
      Basic                       $    0.30  $    0.14  $    0.65  $    0.54
                                 ----------- ---------- ---------- ----------
                                 ----------- ---------- ---------- ----------

      Diluted                     $    0.28  $    0.13  $    0.62  $    0.51
                                 ----------- ---------- ---------- ----------
                                 ----------- ---------- ---------- ----------

    -------------------------------------------------------------------------
    Consolidated Statements of Retained Earnings
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------
                                    Three months ended        Years ended
                                        December 31,          December 31,
                                 ---------------------- ---------------------
                                      2005       2004       2005       2004
                                 ----------- ---------- ---------- ----------
    Retained earnings, beginning
     of year                      $ 323,311  $ 270,473  $ 284,712  $ 224,569
    Net earnings                     38,106     16,377     81,326     63,633
    Premium on redemption of
     shares (Note 11b)                 (698)    (2,138)    (5,319)    (3,490)
                                 ----------- ---------- ---------- ----------

    Retained earnings,
     end of year                  $ 360,719  $ 284,712  $ 360,719  $ 284,712
                                 ----------- ---------- ---------- ----------
                                 ----------- ---------- ---------- ----------

         See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Cash Flow
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------
                                    Three months ended        Years ended
                                        December 31,          December 31,
                                 ---------------------- ---------------------
                                      2005       2004       2005       2004
                                 ----------- ---------- ---------- ----------
    Operating activities
      Net earnings                $  38,106  $  16,377  $  81,326  $  63,633
        Amortization of deferred
         charges and other              743        652      2,190      2,101
        Tender costs                 20,750          -     20,750          -
        Depletion and depreciation   31,005     24,308    105,504     82,554
        Accretion of asset
         retirement obligations         559        409      1,975      1,670
        Unrealized foreign
         exchange gain                 (796)    (9,949)    (7,808)   (14,652)
        Future income taxes          21,261     11,637     52,317     33,432
        Unrealized risk management
         (gain) loss                (24,759)    (3,905)    10,171      2,179
        Stock-based compensation      1,649        711      5,903      3,410
        Asset retirement
         expenditures                  (358)      (523)      (749)      (614)
        Non-controlling interest      1,480      2,012      6,533      3,418
                                 ----------- ---------- ---------- ----------
                                     89,640     41,729    278,112    177,131
      Change in non-cash working
       capital (Note 17)             11,809     (9,861)     8,441    (12,594)
                                 ----------- ---------- ---------- ----------

                                    101,449     31,868    286,553    164,537
                                 ----------- ---------- ---------- ----------
    Financing activities
      Issuance (repayment)
       of bank debt                 (82,100)    35,050    (42,100)    43,373
      Issuance of senior notes      353,130          -    353,130          -
      Issue costs on senior notes   (12,670)         -    (12,670)         -
      Redemption of senior notes   (199,973)         -   (199,973)         -
      Proceeds from share
       issuances, net                   331        486     89,752      3,258
      Proceeds from partnership
       unit issuance                      -        300          -     74,343
      Distributions to partner       (2,293)    (2,292)    (9,172)    (6,114)
      Redemption of common shares      (790)    (2,405)    (6,118)    (4,005)
      Change in non-cash working
       capital (Note 17)             (6,679)    (3,711)    (1,829)       324
                                 ----------- ---------- ---------- ----------

                                     48,956     27,428    171,020    111,179
                                 ----------- ---------- ---------- ----------

    Investing activities
      Property and equipment
       additions                   (161,186)   (91,194)  (484,213)  (296,676)
      Corporate acquisitions
       (Note 2)                           -     (5,691)         -    (12,132)
      Property acquisitions         (11,376)   (16,278)   (28,575)   (20,830)
      Property dispositions               -     19,276          -     19,276
      Change in non-cash working
       capital (Note 17)             14,211     30,942     54,101     29,166
                                 ----------- ---------- ---------- ----------

                                   (158,351)   (62,945)  (458,687)  (281,196)
                                 ----------- ---------- ---------- ----------

    Change in cash                   (7,946)    (3,649)    (1,114)    (5,480)

    Cash, beginning of year          16,900     13,717     10,068     15,548
                                 ----------- ---------- ---------- ----------

    Cash, end of year             $   8,954  $  10,068  $   8,954  $  10,068
                                 ----------- ---------- ---------- ----------
                                 ----------- ---------- ---------- ----------

      See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Notes to the Consolidated Financial Statements
    December 31, 2005
    (unaudited)
    (Tabular amounts in thousands of dollars, unless otherwise stated)
    -------------------------------------------------------------------------

    1.  Significant accounting policies

        Compton Petroleum Corporation (the "Company" or "Compton") is in the
        business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

     a) Basis of presentation

        The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below.

        The consolidated financial statements include the accounts of the
        Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing
        Partnership in accordance with Accounting Guideline 15 ("AcG-15")
        "Consolidation of Variable Interest Entities", as outlined in Note 3.

        All amounts are presented in Canadian dollars unless otherwise stated.

    b)  Measurement uncertainty

        The timely preparation of financial statements requires that
        Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues, and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

        Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.
        By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

        The calculation of asset retirement obligations include estimates of the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

        The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

    c)  Property and equipment

        i)   Capitalized costs

             The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of
             petroleum and natural gas reserves are capitalized. Costs
             include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities, asset retirement costs, and
             certain general and administrative expenses directly related to exploration and development activities.

             Proceeds from the sale of properties are applied against
             capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

             Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are
             capitalized. Maintenance and repairs, other than major
             turnaround costs, are expensed as incurred. Major turnaround costs are included in property and equipment when incurred and charged to depletion and depreciation in the consolidated
             statement of earnings over the estimated period of time to the next scheduled turnaround.

        ii)  Depletion and depreciation

             Depletion and depreciation of property and equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to
             depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.
             Estimated future costs to be incurred in developing proved reserves are included in costs subject to depletion. For
             depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy
             equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

             Depreciation of certain midstream facilities is provided for on a straight line basis over 30 years and depreciation of office equipment is provided for on a declining balance basis at 20%
             per year.

        iii) Impairment test

             At each reporting period the Company performs an impairment test to determine the recoverability of capitalized costs associated with reserves. An impairment loss is recognized when the
             carrying amount of a cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

        iv)  Asset retirement obligations

             The Company recognizes the fair value of estimated asset
             retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as well sites, pipelines, and facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of
             undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

             Asset retirement costs are amortized using the
             unit-of-production method and are included in depletion and depreciation in the consolidated statement of earnings.
             Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statement of earnings.

             Actual expenditures incurred are charged against the accumulated obligation.

        v)   Inventories

             Physical inventory held for exploration, development, and
             operating activities is included in property and equipment and is valued at cost.

    d)  Goodwill

        Goodwill is recorded on a corporate acquisition when the purchase price is in excess of the fair values assigned to assets acquired and liabilities assumed. Goodwill is not amortized and an impairment test is performed at least annually to evaluate the carrying value. To assess impairment the fair value of the consolidated entity, excluding the Mazeppa Processing Partnership, is determined and compared to the carrying value. If fair value is less than the carrying value then a second test is performed to determine the amount of the impairment. Any loss recognized is equal to the difference between the implied fair value and the carrying value of the goodwill.

    e)  Financial instruments

        Financial instruments consist mainly of accounts receivable and other, accounts payable, and long-term debt. The Company uses financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as described in Note 16. The Company has elected not to designate any of its current risk management activities as accounting hedges and accounts for all derivative financial instruments using the mark-to-market accounting method.

    f)  Joint operations

        Certain petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the
        Company's proportionate interest in such activities.

    g)  Flow-through shares

        Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The liability for future income taxes is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders at the time the resource expenditure deductions are renounced.

    h)  Earnings per share amounts

        The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period.
        Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by giving effect to the potential dilution that would occur if stock options were exercised.

    i)  Income taxes

        Income taxes are recorded using the liability method of accounting.
        Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Changes in income tax rates that are substantively enacted are reflected in the accumulated future income tax balances in the period the change occurs.

    j)  Revenue recognition

        Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Company is recognized when the purchaser takes possession of the commodity product. Other revenue is recognized in the period that the service is provided to the customer.

    k)  Stock-based compensation plan

        The Company records compensation expense in the consolidated statements of earnings for stock options granted to Directors,
        Officers, and employees using the fair-value method. Compensation costs are recognized over the vesting period and the fair values are determined using the Black-Scholes option pricing model.

        The Company also has an employee stock savings plan. The
        contributions are recorded as compensation expense as incurred.

    l)  Deferred financing charges

        Financing costs related to the issuance of senior term notes are deferred and are amortized over the term of the notes on a straight-line basis. If the notes are retired, in whole or in part, prior to maturity, a pro-rata share of the unamortized balance is expensed in the consolidated statement of earnings.

    m)  Foreign currency translation

        Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in the consolidated statement of earnings.

    n)  Dividend policy

        The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

    o)  Defined benefit pension plan

        The Company accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets. The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management's best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

    2.  Business combinations

    On April 12, 2004 and November 15, 2004, respectively, the Company acquired 100% of the issued and outstanding shares of Redwood Energy,
    Ltd. and Mayfair Energy Ltd. for total cash consideration of
    $12.1 million plus the assumption of $12.1 million of debt. Both entities were independent exploration and production companies with operations in the Company's core areas.

    The business combinations have been accounted for using the purchase method with results of operations included in the consolidated financial statements from the date of acquisition. Goodwill recognized on these transactions amounted to $7.9 million.

    During the year ended December 31, 2004, both companies were wound up into Compton Petroleum Corporation and dissolved.

    3.  Non-controlling interest

    Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in
    Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities, and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

    As at December 31,                                   2005         2004
                                                    ------------ ------------

    Non-controlling interest, beginning of year     $    71,537  $      (110)
      Proceeds from issue of Partnership units, net           -       74,343
      Earnings attributable to non-controlling
       interest                                           6,533        3,418
      Distributions to limited partner                   (9,172)      (6,114)
                                                    ------------ ------------

    Non-controlling interest, end of year           $    68,898  $    71,537
                                                    ------------ ------------
                                                    ------------ ------------

    Commencing May 1, 2004, pursuant to the terms of a processing agreement between Compton and MPP, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities. The fee is comprised of a fixed base fee of $764 thousand per month plus MPP operating costs, net of third party revenues. These amounts are eliminated from revenues and expenses on consolidation.

    The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement under terms determined at that time or purchase the Partnership units for the predetermined amount of
    $55 million, deemed to be fair value. In the event that the Company does not renew the processing agreement nor exercise the purchase option, the
    Limited Partner may dispose of the Partnership units to an independent third party.

    MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The maximum liability at December 31, 2005 was
    $30.6 million (2004 - $39.7 million) payable over the remaining term of the processing agreement. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

    4.  Property and equipment

                                                    Accumulated
                                                   depletion and
    As at December 31, 2005                Cost     depreciation      Net
                                       ------------ ------------ ------------

    Exploration and
     development costs                 $ 1,553,543  $  (366,902) $ 1,186,641
    Production equipment and
     processing facilities                 436,948      (52,771)     384,177
    Inventory                                6,469            -        6,469
    Future asset retirement costs           10,365       (3,771)       6,594
    Office equipment                         7,641       (4,151)       3,490
                                       ------------ ------------ ------------

                                       $ 2,014,966  $  (427,595) $ 1,587,371
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

                                                    Accumulated
                                                   depletion and
    As at December 31, 2004                Cost     depreciation      Net
                                       ------------ ------------ ------------

    Exploration and
     development costs                 $ 1,161,396  $  (281,614) $   879,782
    Production equipment and
     processing facilities                 317,477      (34,150)     283,327
    Inventory                                6,187            -        6,187
    Future asset retirement costs            9,576       (3,111)       6,465
    Office equipment                         6,005       (3,216)       2,789
                                       ------------ ------------ ------------

                                       $ 1,500,641  $  (322,091) $ 1,178,550
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

    Employee salaries and insurance costs of $4.7 million at December 31,
    2005 (2004 - $4.6 million) directly related to exploration and development activities were capitalized. No other general and administrative costs are capitalized.

    As at December 31, 2005 future capital expenditures of $192.9 million
    (2004 - $89.1 million, 2003 - $62.4 million), as estimated by independent reserve engineers, relating to the development of proved reserves have been included in costs subject to depletion. Undeveloped properties with a cost at December 31, 2005 of $251.3 million (2004 - $187.8 million,
    2003 - $161.9 million) included in exploration and development costs, have not been subject to depletion.

    The prices used in the evaluation of the carrying value of the Company's reserves for the purposes of the impairment test are:

                                           Natural
    As at December 31, 2005                  gas         Oil          NGL
                                       ------------ ------------ ------------
                                         $ per mcf    $ per bbl    $ per bbl

    2006                                    $11.86       $61.58       $61.87
    2007                                    $10.76       $60.97       $61.64
    2008                                     $9.16       $57.38       $58.19
    2009                                     $8.33       $54.11       $55.05
    2010                                     $8.09       $51.85       $52.58
    Approximate % increase thereafter           2%           2%           2%

    5.  Credit facilities

    As at December 31,                                     2005         2004
                                                    ------------ ------------

    Authorized                                      $   289,000  $   240,000
                                                    ------------ ------------
                                                    ------------ ------------

    Prime rate                                      $    22,900  $     3,000
    Bankers' Acceptance                                 155,000      217,000
                                                    ------------ ------------

    Utilized                                        $   177,900  $   220,000
                                                    ------------ ------------
                                                    ------------ ------------

    As at December 31, 2005, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of
    $289 million. Advances under the facilities can be drawn and currently bear interest as follows:

        Prime rate plus 0.15%
        Bankers' Acceptance rate plus 1.15%
        LIBOR rate plus 1.15%

    Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. The facilities reach term on July 5, 2006 and, if not renewed, will mature 366 days later on July 6, 2007. Accordingly, the
    2005 facilities have been classified as a non-current liability.

    The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $600 million covering all the Company's assets and undertakings.

    6.  Senior term notes

    As at December 31,                                     2005         2004
                                                    ------------ ------------

    Senior term notes
      US$300 million, 7.625% due December 1, 2013   $   349,770  $         -
      US$6.75 million, 9.90% due May 15, 2009
       (2004 - US$165 million)                            7,870      198,594
                                                    ------------ ------------

                                                    $   357,640  $   198,594
                                                    ------------ ------------
                                                    ------------ ------------

    In November 2005, a wholly owned subsidiary of the Company issued
    US$300 million senior term notes maturing December 1, 2013. The notes bear interest at 7.625% and are subordinate to the Company's bank credit facilities.

    The 7.625% notes are not redeemable prior to December 1, 2009, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

        December 1, 2009                       103.813%
        December 1, 2010                       101.906%
        December 1, 2011 and thereafter        100.000%

    In November 2005, the Company and a wholly owned subsidiary of the
    Company completed a tender offer and consent solicitation to amend the
    Indenture relating to the 9.90% notes. The Company and a wholly owned subsidiary of the Company paid 107.195% plus accrued and unpaid interest for the US$158.25 million 9.90% notes tendered by the note holders.
    Information related to the tender costs is included in Note 8.

    The remaining US$6.75 million of 9.90% notes are not redeemable prior to
    May 15, 2006. After that time, they can be redeemed in whole or part, at the rates indicated below:

        May 15, 2006                           104.950%
        May 15, 2007                           102.475%
        May 15, 2008 and thereafter            100.000%

    7.  Interest and finance charges

    Amounts charged to expense during the year ended are as follows:

    Years ended December 31,                  2005         2004         2003
                                       ------------ ------------ ------------

    Interest on bank debt, net         $    11,520  $     9,662  $     6,611
    Interest on senior term notes           20,912       21,281       21,711
    Finance charges                          2,519        2,790        2,273
                                       ------------ ------------ ------------

    Total                              $    34,951  $    33,733  $    30,595
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

    Finance charges include the amortization of deferred charges and other current year expenses.

    8.  Deferred financing charges and other

    The following table presents the reconciliation of the beginning and ending aggregate carrying amount of deferred financing charges associated with the issue of senior term notes:

    Years ended December 31,                               2005         2004
                                                    ------------ ------------
    Deferred financing charges and other,
     beginning of year                              $     9,729  $    11,532
      Issue costs on 7.625% Senior Notes                 12,670            -
      Pro-rata reduction on repayment of
       9.90% Senior Notes                                (7,053)           -
      Amortization expense                               (2,119)      (2,133)
      Other                                                 (71)         330
                                                    ------------ ------------
    Deferred financing charges and other,
     end of year                                    $    13,156  $     9,729
                                                    ------------ ------------
                                                    ------------ ------------

    Costs incurred on the tender for the 9.90% senior term notes in 2005 were as follows:

    Premium payment                                 $     7,814
    Consent solicitation fee                              5,883
    Pro-rata reduction of deferred financing
     charges on repayment of 9.90% Senior Notes           7,053
                                                    ------------

    Total                                           $    20,750
                                                    ------------
                                                    ------------

    9.  Foreign exchange (gain) loss

    Amounts charged to foreign exchange (gain) loss during the year ended were as follows:

    Years ended December 31,                  2005         2004         2003
                                       ------------ ------------ ------------

    Foreign exchange gain on
     translation of US$ debt           $    (7,808) $   (14,652) $   (47,388)
    Other foreign exchange loss                455           21           20
                                       ------------ ------------ ------------

    Total                              $    (7,353) $   (14,631) $   (47,368)
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

    10. Asset retirement obligations

    The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

    As at December 31,                                     2005         2004
                                                    ------------ ------------

    Asset retirement obligations, beginning of year $    18,006  $    17,329
    Liabilities incurred                                  5,218        3,357
    Liabilities settled and disposed                     (1,275)      (4,350)
    Accretion expense                                     1,975        1,670
    Revision of estimates                                (3,154)           -
                                                    ------------ ------------

    Asset retirement obligations, end of year       $    20,770  $    18,006
                                                    ------------ ------------
                                                    ------------ ------------

    The total undiscounted amount of estimated cash flows required to settle the obligations was $185.8 million (2004 - $148.9 million), which has been discounted using a credit-adjusted risk free rate of 10.7% (2004 -
    10.8%). The majority of these obligations are not expected to be settled for several years or decades into the future. Settlements will be funded from general Company resources at the time of retirement and removal.

    11. Capital stock

    a)  Authorized

        The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

    b)  Issued and outstanding

        As at December 31,                 2005                  2004
                                  --------------------- ---------------------
                                    Number                Number
                                      of                    of
                                    Shares     Amount     Shares     Amount
                                  ---------- ---------- ---------- ----------
                                      (000s)                (000s)
        Common shares outstanding,
         beginning of year          117,354  $ 135,526    116,423  $ 131,577
          Shares issued for cash,
           net                        7,500     87,294          -          -
          Shares issued for
           property                       -          -        110        875
          Shares issued under
           stock option plan          2,926      4,424      1,271      3,589
          Shares repurchased           (517)      (800)      (450)      (515)
                                  ---------- ---------- ---------- ----------
        Common shares outstanding,
         end of year                127,263  $ 226,444    117,354  $ 135,526
                                  ---------- ---------- ---------- ----------
                                  ---------- ---------- ---------- ----------

        In February 2005, the Company issued 7,500,000 common shares for gross proceeds of $90.0 million before underwriters' fees and issue expenses of $4.1 million.

        The Company maintains a Normal Course Issuer Bid program on an annual basis. Under the current bid, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.

        During the year, the Company purchased for cancellation 516,600 common shares at an average price of $11.84 per share (2004 - 450,100 common shares at an average price of $8.90 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    c)  Shareholder rights plan

        The Company has a shareholder rights plan (the "Plan") to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Company.

        Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20% or more of the
        Company's shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder to acquire common shares at a 50% discount to the market price at that time.

    12. Stock-based compensation plans

    a)  Stock option plan

        The Company has implemented a stock option plan for Directors,
        Officers, and employees. The exercise price of each option approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1,
        2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after
        June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

        The following tables summarize the information relating to stock options:

        As at December 31,                 2005                  2004
                                  --------------------- ---------------------
                                              Weighted              Weighted
                                              average               average
                                     Stock    exercise     Stock    exercise
                                    options    price      options    price
                                  ---------- ---------- ---------- ----------
                                     (000s)                (000s)
        Outstanding, beginning
         of year                     11,655      $3.51     10,672      $2.54
          Granted                     2,930     $11.89      2,549      $7.34
          Exercised                  (2,926)     $1.32     (1,271)     $2.56
          Cancelled                    (213)     $8.30       (295)     $5.26
                                  ---------- ---------- ---------- ----------

        Outstanding, end of year     11,446      $6.13     11,655      $3.51
                                  ---------- ---------- ---------- ----------
                                  ---------- ---------- ---------- ----------

        Exercisable, end of year      6,219      $3.38      7,812      $2.19
                                  ---------- ---------- ---------- ----------
                                  ---------- ---------- ---------- ----------

        The range of exercise prices of stock options outstanding and exercisable at December 31, 2005 were as follows:

                          Outstanding Options           Exercisable Options
                  ----------------------------------- -----------------------
                                Weighted
                                average    Weighted                Weighted
    Range of      Number of    remaining    average   Number of     average
    exercise       options    contractual  exercise    options     exercise
    prices       outstanding  life (years)   price   outstanding     price
    ----------- ------------- ----------- ----------- ----------- -----------
                    (000s)                              (000s)

    $0.80 - $2.99      2,644       2.7        $1.55      2,644        $1.55
    $3.00 - $3.99      1,509       5.3        $3.47      1,279        $3.40
    $4.00 - $4.99      1,598       6.1        $4.30      1,215        $4.24
    $5.00 - $6.99      1,188       2.9        $5.87        597        $5.88
    $7.00 - $9.99      1,485       3.4        $7.62        427        $7.62
    $10.00 - $12.99    2,690       4.2       $11.58         42       $10.60
    $13.00 - $17.38      332       4.7       $13.70         15       $13.44
                  ----------- ----------- ----------- ----------- -----------

                      11,446       4.1        $6.13      6,219        $3.38
                  ----------- ----------- ----------- ----------- -----------
                  ----------- ----------- ----------- ----------- -----------

        The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to
        Directors, Officers, and employees after January 1, 2003 using the fair value method.

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

        Years ended December 31,              2005         2004         2003
                                       ------------ ------------ ------------
        Weighted average fair value
         of options granted                  $5.45        $3.70        $3.01
        Risk-free interest rate               3.6%         3.9%         4.3%
        Expected life (years)                  5.0          5.0          6.1
        Expected volatility                  43.9%        49.6%        56.0%

        The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

        As at December 31,                                 2005         2004
                                                    ------------ ------------

        Contributed surplus, beginning of year      $     3,840  $       760
        Stock-based compensation expense                  5,903        3,410
        Stock options exercised                            (570)        (330)
                                                    ------------ ------------

        Contributed surplus, end of year            $     9,173  $     3,840
                                                    ------------ ------------
                                                    ------------ ------------

        The Company has not recorded stock-based compensation expense in the consolidated statement of earnings related to stock options granted prior to 2003. If the Company had applied the fair value method to options granted prior to 2003, the effect would have been as follows:

        Years ended December 31,              2005         2004         2003
                                       ------------ ------------ ------------

        Reduction in net earnings           $1,007       $1,545       $2,317
        Reduction in net earnings
         per common share -
         basic and diluted                   $0.01        $0.01        $0.02

    b)  Share appreciation rights plan

        CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the years ended December 31, 2005 and 2004, there were no significant compensation costs related to the outstanding variable component of these SARs, (2003 - $33,000). The liability related to the variable component of these SARs amounts to $1.4 million, which is included in accounts payable as at December 31, 2005 (2004 - $1.7 million). All outstanding SARs having a variable component expire at various times through 2011.

    13. Per share amounts

    The following table summarizes the common shares used in calculating net earnings per common share:

    Years ended December 31,                  2005         2004         2003
                                       ------------ ------------ ------------
                                             (000s)       (000s)       (000s)

    Weighted average common shares
     outstanding - basic                   125,627      117,244      116,267
    Effect of stock options                  6,040        6,789        5,856
                                       ------------ ------------ ------------

    Weighted average common shares
     outstanding - diluted                 131,667      124,033      122,123
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

    In calculating diluted earnings per common share for the year ended
    December 31, 2005, the Company excluded 331,800 options (2004 - 288,000,
    2003 - 615,100) as the exercise price was greater than the average market price of its common shares in those years.

    14. Defined benefit pension plan

    Substantially all of the employees of MPP are enrolled in a co-sponsored, defined benefit pension plan. The Company does not have a pension plan for other employees. Information relating to the MPP retirement plan is outlined below:

    As at December 31,                                     2005         2004
                                                    ------------ ------------

    Accrued benefit obligation                      $     7,562  $     5,855
                                                    ------------ ------------

    Fair value of plan assets                       $     5,839  $     5,221
                                                    ------------ ------------

    Funded status
      Plan assets less than benefit obligation      $    (1,723) $      (634)
      Unamortized net actuarial loss (gain)                 891         (269)
      Unamortized past service costs                        862          933
                                                    ------------ ------------

    Accrued benefit asset, included in deferred
     financing charges and other
                                                    $        30  $        30
                                                    ------------ ------------
                                                    ------------ ------------

    Economic assumptions used to determine benefit obligation and periodic expense were:

    Years ended December 31,                               2005         2004
                                                    ------------ ------------

    Discount rate                                          5.0%         6.3%
    Expected rate of return on assets                      7.0%         7.0%
    Rate of compensation increase                          3.5%         4.5%
    Average remaining service period of
     covered employees                                 15 years     15 years

    Actuarial evaluations are required every three years, the next evaluation being January 1, 2006.

    Pension expense, included in MPP operating costs, is as follows:

    Years ended December 31,                               2005         2004
                                                    ------------ ------------

    Current service cost                            $       232  $       190
    Interest on accrued benefit obligation                  372          336
    Interest on assets                                     (364)        (333)
    Amortization on past service cost                        69           67
                                                    ------------ ------------

    Pension expense, included in general and
     administrative expense                         $       309  $       260
                                                    ------------ ------------
                                                    ------------ ------------

    MPP expects to contribute $340 thousand to the plan in 2006.
    Contributions by the participants to the pension plan were $75 thousand for the year ended December 31, 2005.

    15. Income taxes

    a)  The following table reconciles income taxes calculated at the
        Canadian statutory rate with actual income taxes:

        Years ended December 31,              2005         2004         2003
                                       ------------ ------------ ------------

        Earnings before taxes and
         non-controlling interest      $   145,247  $   103,234  $   142,093
                                       ------------ ------------ ------------

        Canadian statutory rate              37.6%        38.6%        40.6%
        Expected income taxes          $    54,613  $    39,848  $    57,690
        Effect on taxes resulting from:
          Non-deductible Crown charges      15,061       17,611       23,922
          Resource allowance               (11,980)     (13,535)     (16,485)
          Non-deductible stock-based
           compensation                      2,221        1,316          309
          Federal capital tax                1,896        2,526        2,497
          Effect of tax rate changes        (5,764)      (8,359)     (37,130)
          Non-taxable portion of
           capital items                         -       (2,831)      (8,202)
          Other                              1,341         (393)         722
                                       ------------ ------------ ------------

        Provision for income taxes     $    57,388  $    36,183  $    23,323
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

        Current
          Income taxes                 $     3,175  $       225  $       785
          Federal capital taxes              1,896        2,526        2,497
        Future                              52,317       33,432       20,041
                                       ------------ ------------ ------------

                                       $    57,388  $    36,183    $  23,323
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

        Effective tax rate                   39.5%        35.0%        16.4%
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

        A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the majority of the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax is dependent upon the amount of capital expenditures incurred and the method of deployment.

    b)  The net future income tax liability is comprised of:

        As at December 31,                                 2005         2004
                                                    ------------ ------------

        Future income tax liabilities
          Property and equipment in excess of
           tax values                               $   232,258  $   199,931
          Timing of partnership items                    93,532       67,089
          Foreign exchange gain on long-term debt        11,466       10,169
        Future income tax assets
          Attributed Canadian royalty income             (8,830)      (9,015)
          Asset retirement obligations                   (6,984)      (6,057)
          Other                                          (9,325)        (921)
                                                    ------------ ------------

        Net future income tax liability             $   312,117  $   261,196
                                                    ------------ ------------
                                                    ------------ ------------

    16. Financial instruments

    a)  Derivative financial instruments and risk management activities

        The Company is exposed to risks from fluctuations in commodity prices, interest rates, and Canada/US currency exchange rates. The
        Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. Effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

        Risk management activities during the periods, utilizing derivative instruments, relate to commodity price hedges and cross currency interest rate swap arrangements and are summarized below:

        i)   Commodity price hedges

        The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts at December 31, 2005 are:

                                        Daily                        Mark-
                                       Notional        Average     to-Market
        Commodity        Term           Volume          Price     gain (loss)
        ---------        ----          --------        -------    -----------

        Natural gas
                      Nov. 1/05 -                    $8.70 -
          Collar       Mar. 31/06     38,095 mcf      $12.74/mcf  $     (929)
                      Nov. 1/05 -
          Fixed        Mar. 31/06      9,524 mcf     $9.03/mcf        (1,735)
                      Apr. 1/06 -                    $8.73/mcf -
          Collar       Oct. 31/06     42,857 mcf      $12.87/mcf        (929)
                                                                  -----------
                                                                      (3,593)

        Crude Oil
                      Jan. 1 -                       US$55.00 -
          Collar       Dec. 31/06     3,000 bbls      $75.17/bbl         443
                                                                  -----------

        Unrealized risk management loss                           $   (3,150)
                                                                  -----------
                                                                  -----------

        The Company has not entered into any additional contracts subsequent to December 31, 2005.

        At December 31, 2004 the mark-to-market valuation of commodity contracts resulted in a $2.0 million unrealized risk management asset.

        ii)  Deferred risk management loss

        As at January 1, 2004, the Company elected not to designate any of its risk management activities as accounting hedges and accordingly accounts for all derivative instruments using the mark-to-market method. As a result, on January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. During the year ended December 31, 2005, $1.6 million (2004 -
        $3.6 million) of the deferred loss was charged to earnings. The remaining balance of $5.6 million at December 31, 2005 (2004 -
        $7.3 million) relates to the interest rate swap and will be charged to earnings in annual amounts of $1.6 million until eliminated in
        2009.

        iii) Cross currency interest rate swap

        Concurrent with the closing of the 9.90% senior notes offering in
        2002, the Company entered into interest rate swap arrangements with its banking syndicate that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. This arrangement resulted in an effective interest rate of 7.63% during period ended December 31, 2005 (2004 -
        7.24%, 2003 - 7.85%) net of gains realized. On purchase of the majority of the 9.90% senior notes in November 2005, the Company elected not to collapse the cross currency interest rate swap and incur the associated costs of approximately $12.2 million.
        Accordingly, the swap remains outstanding and at December 31, 2005, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $14.8 million (2004 - $11.4 million)
        on a mark-to-market basis.

        iv) Risk management (gains) losses

        Risk management (gains) and losses recognized during the periods relating to the above are summarized below:

                                         Commodity     Interest
        Year ended December 31, 2005     Contracts    Rate Swap        Total
                                       ------------ ------------ ------------

        Unrealized
          Amortization of deferred
           loss                        $         -  $     1,642  $     1,642
          Change in fair value               5,136        3,393        8,529
                                       ------------ ------------ ------------
                                             5,136        5,035       10,171
        Realized
          Cash settlements                   9,663         (532)       9,131
                                       ------------ ------------ ------------

        Total loss                     $    14,799  $     4,503  $    19,302
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

                                         Commodity     Interest
        Year ended December 31, 2004     Contracts    Rate Swap        Total
                                       ------------ ------------ ------------

        Unrealized
          Amortization of deferred
           loss                        $     2,001  $     1,642  $     3,643
          Change in fair value              (3,986)       2,522       (1,464)
                                       ------------ ------------ ------------
                                            (1,985)       4,164        2,179
        Realized
          Cash settlements                   9,151       (2,522)       6,629
                                       ------------ ------------ ------------

        Total loss                     $     7,166  $     1,642  $     8,808
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

        Risk management loss of $4.1 million for year ended December 31, 2003 reflects realized losses recognized under hedge accounting.

    b)  Other financial instruments and risk

        i)   Credit risk management

        Accounts receivable include amounts receivable for oil and natural gas sales which are generally made to large credit worthy purchasers and amounts receivable from joint venture partners which are recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

        The Company is exposed to losses in the event of non-performance by counter-parties to financial instruments. The Company deals with major institutions and believes these risks are minimal.

        ii)  Fair value of financial assets and liabilities

        Other than its senior term notes, the fair values of the Company's financial assets and liabilities that are included in the Company's consolidated balance sheet as at December 31, 2005, approximate their carrying value. The estimated fair value of senior term notes was
        $361.1 million as at December 31, 2005 (2004 - $218.5 million) based upon market information.

        iii) Foreign currency risk management

        The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in U.S. dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to U.S.
        dollars in order to manage the risk. During 2003, a gain of
        $2.5 million was realized and included in revenue. Subsequent to
        December 31, 2005 the Company entered into the following forward contracts:
                                                      Notional      Exchange
        Foreign Currency         Term                  Amount         Rate
        ----------------         ----                 --------      --------

        Currency forward   Jan. 1 - Dec. 31/06      US$55,000/day     1.1530
        Currency forward   Jan. 1 - Dec. 31/06      US$55,000/day     1.1630

    17. Cash flow

    Changes in non-cash working capital items increased (decreased) cash as follows:

    Years ended December 31,                  2005         2004         2003
                                       ------------ ------------ ------------

    Accounts receivable and other      $   (17,371) $   (20,176) $   (16,593)
    Accounts payable                        78,385       39,598       23,635
    Taxes payable                             (301)      (2,526)       1,541
                                       ------------ ------------ ------------

                                       $    60,713  $    16,896  $     8,583
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------
    Net change in non-cash
     working capital
    Relating to:
      Operating activities             $     8,441  $   (12,594) $     1,318
      Financing activities                  (1,829)         324       (1,387)
      Investing activities                  54,101       29,166        8,652
                                       ------------ ------------ ------------

                                       $    60,713  $    16,896  $     8,583
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

    Amounts paid during the year relating to interest expense and capital taxes were as follows:

    Years ended December 31,                  2005         2004         2003
                                       ------------ ------------ ------------

    Interest paid                      $    31,444  $    28,604  $    26,923
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

    Current income taxes paid          $     4,101  $     4,952  $     1,485
                                       ------------ ------------ ------------
                                       ------------ ------------ ------------

    18. Commitments and contingent liabilities

    a)  Commitments

        The Company has committed to certain payments over the next five years, as follows:

                                2006      2007      2008      2009      2010
                            --------  --------- --------- --------- ---------

    Operating leases        $ 11,277  $  4,809  $  2,609  $      -  $      -
    Office rent                1,356       249         -         -         -
    MPP partnership
     distributions             9,172     9,172     9,172     3,057         -
    9.90% senior notes             -         -         -     7,870         -
    Other                         52         -         -         -         -
                            --------  --------- --------- --------- ---------

                            $ 21,857  $ 14,230  $ 11,781  $ 10,927  $      -
                            --------  --------- --------- --------- ---------
                            --------  --------- --------- --------- ---------

    b)  Legal proceedings

        The Company is involved in various legal claims associated with normal operations. These claims, although unresolved at the current time, in management's opinion, are minor in nature and are not expected to have a material impact on the financial position or results of operations of the Company.

    FORWARD LOOKING STATEMENTS

    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) reserve estimates, net present value of reserves cash flow, 2006 Guidance and (ii) other risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The
Company's   forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    CONFERENCE CALL

    Compton will be conducting a conference call and audio webcast Tuesday,
March 21, 2006 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2005 fourth quarter and 2005 annual financial and operating results. To participate in the conference call, please contact the Conference
Operator at 9:20 a.m. (MST), ten minutes prior to the call.

    Conference Operator Dial-in Number: Toll-Free 1-800-814-4861
                         Local Toronto: 1-416-644-3424

    Audio webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1371260

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until Tuesday, March 28, 2006. Callers may dial toll-free 1-877-289-8525 and enter access code 21176659 (followed by the pound key).

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    >>
    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or C.M. King, Manager, Investor Relations. Telephone:
(403) 237-9400, Fax (403) 237-9410. Website: www.comptonpetroleum.com; Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 17:55e 20-MAR-06